82-1665

02028225

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

02 APR -3 AM 8:14

ISSUER DETAILS:

For Quarter Ended:	November 30, 2001
Date of Report:	January 25, 2002
Name of Issuer:	INCA PACIFIC RESOURCES INC.
Issuer's Address:	707 – 700 West Pender Street Vancouver, B.C. V6C 1G8
Issuer's Fax Number:	(604) 687-7041
Issuer's Phone Number:	(604) 687-3727
Contact Person:	ANTHONY FLOYD
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 687-3727
Contact E-mail:	afloyd@incapacific.com
Web Site Address:	www.incapacific.com

PROCESSED

APR 19 2002

THOMSON FINANCIAL

SUPPL

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Name of Director	Signed (typed)	Date Signed (YY/MM/DD)
ANTHONY FLOYD	*"Anthony Floyd"*	02/02/20
JOHN A. McCLUSKEY	*"John A. McCluskey"*	02/02/20

dw 4/9

INCA PACIFIC RESOURCES INC.

Consolidated Financial Statements

November 30, 2001 and 2000

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of **Inca Pacific Resources Inc.** have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Anthony Floyd" (signed)
Anthony Floyd
President

January 11, 2002

AUDITORS' REPORT

To the Shareholders of Inca Pacific Resources Inc.

We have audited the consolidated balance sheets of **Inca Pacific Resources Inc.** as at November 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and the cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"PricewaterhouseCoopers LLP" (signed)

Chartered Accountants

Vancouver, Canada
January 11, 2002

INCA PACIFIC RESOURCES INC.

Consolidated Balance Sheets
November 30, 2001 and 2000
(expressed in Canadian dollars)

		2001		2000
ASSETS				
Current				
Cash and cash equivalents (note 11)	$	825,698	$	1,436,421
Marketable securities (note 3)		8,000		-
Accounts receivable and advances		11,080		49,134
Prepaid expenses		2,414		24,241
		847,192		1,509,796
Capital assets and properties				
Capital assets (note 4)		24,657		52,590
Mineral property interests (note 5)		5,363,279		4,697,862
	$	6,235,128	$	6,260,248
LIABILITIES				
Current				
Accounts payable and accrued liabilities (note 5aiii and 8b)	$	134,873	$	475,925
SHAREHOLDERS' EQUITY				
Share capital (note 6)		14,499,774		13,814,622
Warrants (note 6e)		8,840		8,840
Share subscriptions (note 11)		495,850		-
Deficit		(8,904,209)		(8,039,139)
		6,100,255		5,784,323
	$	6,235,128	$	6,260,248

Nature of Operations (note 1)

Approved by the Directors: *"Anthony Floyd"* Anthony Floyd *"John A. McCluskey"* John A. McCluskey

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2001 and 2000
(expressed in Canadian dollars, except per share amounts)

	2001	2000
General and administrative expenses		
Investor relations	$ 178,154	$ 207,631
Management and consulting services	116,626	114,033
Office and administration	57,268	78,383
Accounting and audit	45,661	48,840
Legal	26,001	73,265
Stock registration and transfer fees	17,798	22,616
Insurance	9,271	9,269
Amortization	3,453	6,494
Travel	2,745	11,629
	456,977	572,160
Loss before other items	(456,977)	(572,160)
Other		
Investment income	26,254	44,284
Gain on sale of capital assets	2,555	-
Gain on sale of marketable securities	-	50,552
Write-down of marketable securities	(17,000)	-
Property investigations	(18,185)	(14,755)
Write-off of mineral property interests	(418,401)	(1,995,908)
Foreign exchange gain (loss)	16,684	(129,599)
Loss for the year	(865,070)	(2,617,586)
Deficit, beginning of year	(8,039,139)	(5,421,553)
Deficit, end of year	$ (8,904,209)	$ (8,039,139)
Basic and diluted loss per share	$ (0.03)	$ (0.12)
Weighted average number of shares outstanding	27,968,206	23,141,632

INCA PACIFIC RESOURCES INC.

Consolidated Statements of Cash Flows
Years Ended November 30, 2001 and 2000
(expressed in Canadian dollars)

	2001	2000
Cash flows from operating activities		
Loss for the year	$ (865,070)	$ (2,617,586)
Items not involving cash:		
Non-cash office and administration expenses	-	10,000
Gain on sale of capital assets	(2,555)	-
Gain on sale of marketable securities	-	(50,552)
Write-down of marketable securities	17,000	-
Write-off of mineral property interests	418,401	1,995,908
Amortization	3,453	6,494
	(428,771)	(655,736)
Net change in non-cash working capital		
Accounts receivable and advances	38,054	(22,872)
Prepaid expenses	2,241	(24,241)
Accounts payable and accrued liabilities	(63,349)	(51,937)
	(451,825)	(754,786)
Cash flows from financing activities		
Shares issued for cash	600,500	1,919,171
Share subscriptions	495,850	-
	1,096,350	1,919,171
Cash flows from investing activities		
Proceeds from sale of marketable securities	-	259,552
Expenditures on mineral property interests, net of recoveries and amortization	(1,270,160)	(765,163)
Purchase of capital assets	-	(8,567)
Proceeds from sale of capital assets	14,912	50,574
	(1,255,248)	(463,604)
Increase (decrease) in cash and cash equivalents	(610,723)	700,781
Cash and cash equivalents, beginning of year	1,436,421	735,640
Cash and cash equivalents, end of year	$ 825,698	$ 1,436,421

Supplemental cash flow information (note 7)

1. Nature of operations

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

a. Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A and Inca Cobre S.A., and Ancash Cobre S.A., in which the company holds a 49% interest.

b. Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

c. Marketable Securities

Marketable securities are stated at the lower of cost or quoted market value.

d. Capital Assets

Capital assets are stated at cost. Amortization is provided on the declining balance basis as follows:

Computer equipment	30%
Exploration equipment	20%
Office furniture and equipment	20%

e. Mineral Property Interests

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

2. **Significant Accounting Policies (continued)**

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

f. **Joint Venture Accounting**
The Company follows the proportionate consolidation method of accounting for joint ventures. The Company's interest in the Chota Joint Venture is reflected within other mineral property investments.

g **Foreign Currency Translation**
The company's subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.

h. **Loss Per Share**
The loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Fully diluted loss per share is not presented as it is anti-dilutive.

i. **Use of Estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

j. **Stock-based Compensation**
The Company has a fixed stock option plan. No compensation expense is recognized when stock or stock options are issued to directors and employees. Any consideration paid on exercise of stock options or purchase of shares is credited to share capital.

2. Significant Accounting Policies (continued)

k. Income Taxes

During the year ended November 30, 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

l. Comparative Amounts

Certain comparative amounts from the prior year have been restated to conform with the current year's presentation.

3. Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and advances, and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

The quoted market value of marketable securities at November 30, 2001 is approximately $8,000.

4. Capital Assets

2001	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 48,634	$ 32,034	$ 16,600
Computer equipment	37,866	29,809	8,057
	$ 86,500	$ 61,843	$ 24,657

2000	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 81,181	$ 40,102	$ 41,079
Furniture & equipment	26,629	26,629	-
Computer equipment	37,866	26,355	11,511
	$ 145,676	$ 93,086	$ 52,590

5. Mineral Property Interests

At November 30, 2001 and 2000, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

	Magistral	Santo Domingo	Ancapata	Cueva Blanca	Other	Total
Balance, November 30, 2000	$1,590,916	$ 780,121	$ 100,556	$1,584,570	$ 641,699	$4,697,862
Additions during year						
Acquisition costs	-	28,800	-	-	-	28,800
Advisory fee (note 5aiii)	86,094	-	-	-	-	86,094
Exploration costs						
Drilling	-	513,593	-	-	-	513,593
Geological consulting	18,528	115,390	6,000	-	9,550	149,468
Value added tax	7,185	110,552	4,145	-	7,429	129,311
Project management	41,500	80,800	2,626	-	-	124,926
Office and administration	16,323	26,913	42,773	-	-	86,009
Taxes and filing fees	22,339	18,489	-	-	41,227	82,055
Geological fieldwork	5,938	72,186	27	-	1,013	79,164
Travel and accommodation	24,767	27,107	1,458	-	7,084	60,416
Legal	21,131	19,069	8,330	670	-	49,200
Geophysical	-	-	18,649	-	-	18,649
Amortization	1,697	9,941	485	-	-	12,123
Survey and assays	2,570	7,623	1,000	100	-	11,293
Maps and reports	1,959	3,534	-	-	-	5,493
	163,937	1,005,197	85,493	770	66,303	1,321,700
Less: recoveries	-	-	-	(63,175)	(289,601)	(352,776)
	163,937	1,005,197	85,493	(62,405)	(223,298)	968,924
Net additions during year	250,031	1,033,997	85,493	(62,405)	(223,298)	1,083,818
Mineral property interests written-off	-	-	-	-	(418,401)	(418,401)
Balance, November 30, 2001	$1,840,947	$1,814,118	$ 186,049	$1,522,165	$ -	$5,363,279

INCA PACIFIC RESOURCES INC.

Notes to Consolidated Financial Statements
November 30, 2001 and 2000

5. Mineral Property Interests (continued)

	Magistral	Santo Domingo	Ancapata	Cueva Blanca	Other	Total
Balance, November 30, 1999	$1,295,859	$ 253,083	$ -	$1,710,492	$2,625,702	$5,885,136
Advisory fee (note 5aiii)	60,000	-	-	-	-	60,000
Balance, November 30, 2000, as restated	1,355,859	253,083	-	1,710,492	2,625,702	5,945,136
Additions during year						
Acquisition costs	-	42,000	-	-	-	42,000
Advisory fee	134,204					134,204
Exploration costs						
Geological consulting	41,361	81,917	55,518	400	20,767	199,963
Project management	66,478	77,807	9,619	12,000	12,054	177,958
Geophysical	-	144,402	27,722	-	-	172,124
Office and administration	40,334	42,929	268	-	-	83,531
Taxes and filing fees	16,585	22,570	-	244	35,382	74,781
Travel and accommodation	24,124	37,463	1,419	-	583	63,589
Geological fieldwork	20,273	23,777	489	-	-	44,539
Survey and assays	1,089	20,431	3,330	-	15,206	40,056
Legal	25,196	-	-	-	1,716	26,912
Amortization	9,807	14,710	-	-	-	24,517
Maps and reports	1,707	11,225	2,191	168	197	15,488
Road construction	272	7,807	-	-	-	8,079
	247,226	485,038	100,556	12,812	85,905	931,537
Less: recoveries	(146,373)	-	-	(138,734)	(74,000)	(359,107)
	100,853	485,038	100,556	(125,922)	11,905	572,430
Net additions during year	235,057	527,038	100,556	(125,922)	11,905	748,634
Mineral property interests written-off	-	-	-	-	(1,995,908)	(1,995,908)
Balance, November 30, 2000	$1,590,916	$780,121	$ 100,556	$1,584,570	$ 641,699	$4,697,862

5. Mineral Property Interests (continued)

During the year ended November 30, 2001, the Company ceased exploration activity on the Chota and Pasacancha properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $418,041.

During the year ended November 30, 2000, the Company ceased exploration activity on the Cerro Oro and Querocoto properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $1,995,908.

a. Magistral Property

i. On January 29, 1999, the Company entered into an option agreement with the Government of Peru to purchase five claims (250 has) which lie within the Company's existing Magistral claims. The agreement is a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

Upon exercise of the option, the Company will have a further seven years to complete a feasibility study and place the property into production. The government will retain a net profit royalty whose magnitude will depend on metal prices but which is expected to equate to between a 0.5 and 3.0% Net Smelter Royalty.

ii. Pursuant to an agreement dated October 29, 1999, the Company granted an option to Anaconda Peru S.A. ("Anaconda"), a wholly owned subsidiary of Antofagasta plc, to earn up to a 65% interest in the property. Anaconda may earn a 30% interest by incurring US $2,100,000 of exploration expenditures on the property and exercising the underlying option with the Government of Peru by December 31, 2000 and may earn a 51% interest by incurring an aggregate US $5,050,000 of expenditures by December 31, 2001.

Anaconda then has the option to increase its ownership to 65% by preparing a bankable feasibility study within two years. Once a 65% interest has been earned by Anaconda, the Company will participate in further development of the property at a 35% level or have its interest diluted to a 20% carried interest.

As at November 30, 2001, Anaconda has expended a total of US $5,140,861 on the property and exercised the option agreement with the Government of Peru, thus earning a 51% interest in the property. The property interests are held by Ancash Cobre, S.A., in which Anaconda has a 51% interest.

iii. The Company has an agreement to pay an advisory fee to a consulting firm for introducing Anaconda to the Company. These fees, which are payable in cash, shares or warrants accrue subject to completion of certain work programs by Anaconda on the Magistral property.

As at November 30, 2000, an aggregate of $194,204 had been paid or accrued. The amount accrued was settled in January, 2001 with the issue of 109,500 common shares valued at $55,852 and a cash payment in the amount of $55,852. As at November 30, 2001 an additional $86,094 has been accrued of which $68,875 will be paid in cash and the remaining balance in common shares and warrants.

5. Mineral Property Interests (continued)

b. Santo Domingo Property

Pursuant to an agreement dated April 29, 1999, the Company was granted an option to earn a 51% interest in the Santo Domingo Property located in southern Peru in consideration of incurring a total US $2,000,000 of exploration expenditures on the property over a three year period. The option may be terminated after an initial expenditure of US $200,000 on the property. Once the Company is vested with its 51% interest the optionor has a one time option to increase its ownership from 49% to 60% by preparing a bankable feasibility study within 2 years.

A finders fee of 180,000 common shares was payable in connection with the acquisition. The Company issued 90,000 shares during the year ended November 30, 2001, 60,000 shares during the year ended November 30, 2000 and 30,000 shares during the year ended November 30, 1999 (note 6b).

c. Ancapata Property

On April 1, 2000 the Company was granted an option to acquire up to a 70% interest in three exploration concessions which are located adjacent to the Company's Magistral Property. In consideration of the option, the Company can earn a 50% interest by incurring US $1,000,000 of exploration expenditures on the property by March 31, 2003. Upon earning a 50% interest, a joint venture will be formed on a 50/50 basis with the optionor. The Company can earn an additional 10% interest by incurring additional minimum exploration expenditures of US $4,000,000 and completing a bankable feasibility study. The Company can earn a further 10% interest by paying US $2,500,000 to the optionor and providing all necessary financing to bring the property into commercial production.

d. Cueva Blanca Property

On November 26th, 1998 St. Elias Mines Ltd. ("St Elias") entered into a letter agreement with the Company to acquire an option to earn a 49% interest in the Cueva Blanca property in northern Peru. St. Elias can earn the option to acquire the 49% interest for cash payments totalling US $50,000 (received), incurring exploration expenditures of not less than US $1,500,000 and issuing a total of 500,000 shares (300,000 shares received) over three years. In addition, St. Elias can elect to earn a further 21% interest in the property by making cash payments totalling US $250,000, incurring additional minimum exploration expenditures of US $2,000,000 and completing a bankable feasibility study.

6. Share Capital

a. Authorized

100,000,000 common shares without par value

b. Issued and outstanding:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	26,788,354	$13,814,622	21,417,979	$11,796,041
Issued for cash:				
Private placements, net of issue costs (note 6c)	1,796,500	500,820	2,635,000	1,277,063
Exercise of options (note 6d)	283,250	87,180	442,125	132,288
Exercise of warrants (note 6e)	50,000	12,500	1,750,000	437,500
Issued for cash and other consideration:				
Exercise of warrants (note 6e)	-	-	452,000	
- for cash (note 6e)				72,320
- transfer of fair value (note 6e)				36,160
Issued for other consideration:				
Office and administration expenses	-	-	12,500	10,000
Mineral property advisory fee (note 5aiii)	109,500	55,852	18,750	11,250
Mineral property acquisition costs (note 5b)	90,000	28,800	60,000	42,000
Issued, end of year	29,117,604	$14,499,774	26,788,354	$13,814,622

c. Private Placements

Subsequent to the year end, the Company completed a private placement for the issue of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs (note 11).

In June 2001, the Company raised $500,820, net of issue costs, by issuing 1,796,500 units at $0.28 per unit, each unit consisting of one common share and one-half warrant, each whole warrant exercisable to purchase an additional common share at $0.36 per share to June 12, 2002.

In April 2000, the Company raised $453,163, net of issue costs, by issuing 1,030,000 units at $0.50 per unit, each unit consisting of one common share and one warrant exercisable to purchase an additional common share at $0.60 per share to April 18, 2001. Agent's warrants to purchase up to 200,000 shares at $0.60 per share to April 18, 2001 were also issued as a commission on the private placement.

In August 2000, the Company raised $823,900, net of issue costs, by issuing 1,500,000 units at $0.55 per unit. An additional 105,000 units were issued as a finders fee on the private placement. Each unit consists of one common share and one warrant exercisable to purchase an additional common share at $0.65 per share to August 22, 2002.

6. Share Capital (continued)

d. Options Outstanding

Under the Company's stock option plan, options to purchase common shares have been granted to directors, officers and employees at exercise prices determined by reference to the market value on the date of the grant. Under the stock option plan, the Company may grant options for up to 3,889,995 shares. Options granted under the plan vest over a period of up to 21 months.

A summary of the status of the Company's stock option plan as at November 30, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,762,875	$0.47	1,767,500	$0.30
Granted	430,000	0.33	1,497,500	0.62
Exercised	(283,250)	0.31	(442,125)	0.30
Expired	(165,125)	0.30	-	-
Forfeited	(25,000)	0.51	(60,000)	0.26
Outstanding at end of year	2,719,500	$0.48	2,762,875	$0.47
Options exercisable at end of year	2,189,250	$0.48	1,601,235	$0.40

The following summarizes information about stock options outstanding at November 30, 2001:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
24,500	December 31, 2001	$0.51	21,437	$0.51
75,000	December 31, 2001	0.60	65,625	0.60
220,000	February 5, 2002	0.30	220,000	0.30
15,000	March 19, 2003	0.29	15,000	0.29
325,000	June 28, 2004	0.30	325,000	0.30
267,500	November 8, 2004	0.30	267,500	0.30
165,000	March 3, 2005	0.51	144,375	0.51
997,500	April 18, 2005	0.60	872,813	0.60
200,000	August 14, 2005	0.82	150,000	0.82
430,000	June 5, 2006	0.33	107,500	0.33
2,719,500		$0.48	2,189,250	$0.48

6. **Share Capital (continued)**

e. **Warrants**

At November 30, 2001 the Company has outstanding warrants to purchase an aggregate 3,643,750 common shares as follows:

Exercise Price	Expiry Date	Outstanding at November 30, 2000	Issued	Exercised	Expired/ Cancelled	Outstanding at November 30, 2001
$0.25	December 1, 2000	50,000	-	(50,000)	-	-
$0.60	April 18, 2002*	1,230,000	-	-	(200,000)	1,030,000
$0.65	August 22, 2002	1,605,000	-	-	-	1,605,000
$0.185	December 31, 2001	110,500	-	-	-	110,500
$0.36	June 12, 2002	-	898,250	-	-	898,250
		2,995,500	898,250	(50,000)	(200,000)	3,643,750

* in March, 2001 the expiry date on 1,030,000 of these warrants was extended for one year to April 18, 2002.

A fair value was ascribed to certain of the warrants issued during the year ended November 30, 2000 (note 5aiii). Some of these valued warrants were exercised into 452,000 shares for cash proceeds of $72,320. The remaining warrants are valued as follows:

	Number of Shares	Amount
Issued for fees (note 5aiii)	562,500	$ 45,000
Exercised and transferred to share capital (note 6b)	(452,000)	(36,160)
Outstanding at November 30, 2001 and 2000	110,500	$ 8,840

On December 31, 2001, the 110,500 warrants expired unexercised and the ascribed value of $8,840 was transferred to contributed surplus.

7. **Supplemental Cash Flow Information**

	2001	2000
Significant non-cash operating, financing and investing activities		
Operating activities		
Office and administration expenses settled with shares	$ -	$ (10,000)
Financing activities		
Shares issued for office and administration expenses	-	10,000
Shares issued for mineral property advisory fee	55,852	11,250
Shares issued for mineral property acquisition costs	28,800	42,000
Warrants issued for mineral property advisory fee	-	45,000
Investing activities		
Mineral property advisory fee	(55,852)	(56,250)
Mineral property acquisition costs	(28,800)	(42,000)
Marketable securities received for mineral properties	25,000	191,000
Recoveries against mineral properties received in marketable securities	(25,000)	(191,000)

During the year ended November 30, 2001 the Company received interest income in the amount of $26,254 (2000 - $44,284).

8. Related Party Transactions

a. During the year, the following transactions with related parties occurred:

i. $216,676 (2000 - $306,002) was paid or is payable to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

ii. $56,719 (2000 - $56,807) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

b. Accounts payable includes $19,121 (2000 - $63,901) due to directors or companies controlled by directors.

c. The Company has entered into management agreements with two directors of the Company whereby the Company is committed to payments for management and investor relations services of a total of $15,000 per month until May 30, 2002.

9. Income Taxes

As at November 30, 2001, the Company has non-capital losses of approximately $3,236,000 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008	$ 438,100
2007	501,900
2006	337,800
2005	282,600
2004	408,300
2003	395,400
2002	871,900
	$ 3,236,000

In addition, subject to certain restrictions, the Company has losses of approximately $590,000, expiring in various years to 2005, as well as certain exploration expenditures available to offset future taxable income in Peru.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2001	2000
Future income tax assets		
Temporary differences in assets	$ 689,155	$ 641,934
Net tax losses carried forward	1,653,687	1,522,240
	2,342,842	2,164,174
Valuation allowance for future income tax assets	(2,342,842)	(2,164,174)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

10. Segmented Disclosure

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $16,600 of equipment which is located in Peru.

11. Subsequent Event

In December, 2001 the Company completed a private placement for the issue of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs, which had been received as at November 30, 2001. An additional 140,000 units were also issued as a finders fee. Each unit consists of one common share and one warrant, each warrant exercisable to purchase one additional common share at $0.25 per share to November 14, 2003.

The Company was restricted from using the gross proceeds of the private placement of $500,000 until the units were issued on December 6, 2001.

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [ ] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	November 30, 2001
Date of Report:	January 25, 2002
Name of Issuer:	INCA PACIFIC RESOURCES INC.
Issuer's Address:	707 - 700 West Pender Street
	Vancouver, B.C. V6C 1G8
Issuer's Fax Number:	(604) 687-7041
Issuer's Phone Number:	(604) 687-3727
Contact Person:	ANTHONY FLOYD
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 687-3727
Contact e-mail:	afloyd@incapacific.com
Web Site Address:	www.incapacific.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

ANTHONY FLOYD	*"Anthony Floyd"*	02/01/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
JOHN A. McCLUSKEY	*"John A. McCluskey"*	02/01/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

1. **Related Party Transactions:**

During the year ended November 30, 2001, the following transactions with related parties occurred:

(a) (i) $216,676 (2000 - $306,002) was paid or is payable to officers, directors and a company controlled by a director for management services, consulting fees and geological services; and

(ii) $56,719 (2000 - $56,807) was paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

(b) Accounts payable includes $19,121 (2000 - $63,901) due to directors or companies controlled by directors.

(c) The Company has entered into management agreements with two directors of the Company whereby the Company is committed to payments for management and investor relations services totalling $15,000 per month until May 30, 2002.

2. (a) **Securities Issued During the Quarter:** Nil

(b) **Incentive Stock Options Granted During the Quarter:** Nil

3. (a) **Authorized Share Capital:**
100,000,000 common shares without par value.

Issued and Outstanding Share Capital at November 30, 2001:
29,117,604 common shares without par value.

(b) **Options and Warrants Outstanding at the End of the Quarter:**

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
24,500	December 31, 2001	$0.51	21,437	$0.51
75,000	December 31, 2001	0.60	65,625	0.60
220,000	February 5, 2002	0.30	220,000	0.30
15,000	March 19, 2003	0.29	15,000	0.29
325,000	June 28, 2004	0.30	325,000	0.30
267,500	November 8, 2004	0.30	267,500	0.30
165,000	March 3, 2005	0.51	144,375	0.51
997,500	April 18, 2005	0.60	872,813	0.60
200,000	August 14, 2005	0.82	150,000	0.82
430,000	June 5, 2006	0.33	107,500	0.33
2,719,500		$0.48	2,189,250	$0.48

Warrants Outstanding:

Number of Shares	Price Per Share	Expiry
1,605,000	$0.65	August 22, 2002
1,030,000	0.60	April 18, 2002
110,500	0.185	December 31, 2001
898,250	0.36	June 12, 2002
3,643,750		

On December 31, 2001 the 110,500 warrants expired unexercised and the ascribed value of these warrants which totaled $8,840 was transferred to contributed surplus.

(c) **Shares Held in Escrow:** None

(d) **Directors and Officers as at January 25, 2002:** Anthony Floyd (President and Director), Geoffrey Harden (Director), John A. McCluskey (Vice President, Finance and Director), Luis Rodriguez-Mariategui Proano (Director), Charles G. Preble (Director), Yves G. C. Mordacq (Director) and Sharon L. Fleming (Corporate Secretary).

MANAGEMENT DISCUSSION

1. **Description of Business**

Inca Pacific Resources Inc. is a resource exploration company with a focus on copper, gold and tin in Peru. It has been active in acquiring properties and conducting early stage explorations since 1993. The Company's head office is located in Vancouver, British Columbia, Canada. Exploration headquarters are located in Lima, Peru.

2. **Results of Operations**

Year Ended November 30, 2001 Compared to Year Ended November 30, 2000

For the fiscal year ended November 30, 2001, the Company had a loss of $865,070 compared with a loss of $2,617,586 for 2000. The loss in 2001 was significantly lower than the loss in 2000 due to lower write-offs of mineral property interests (2001 - $418,401, 2000 - $1,995,908). General and administrative expenses decreased by $115,183 due mainly to significant decreases in legal expenses, office, administration and travel. Investor relation's expense remained our largest expense due to a continuing need to maintain shareholder awareness of exploration results. Towards this end, the Company participated in several mining conferences, and also provided informational presentations to potential investors in North America and Europe.

The value of exploration work conducted on the Company's properties by the Company and its joint venture partners totaled $6,800,000 (2000 - $4,200,000). The Company elected to write-off exploration costs incurred in this work in the aggregate of $418,401.

Investment income decreased by $18,030 over 2000 due to the smaller amount of cash reserves held by the Company during 2001.

Year Ended November 30, 2000 Compared to Year Ended November 30, 1999

For the fiscal year ended November 30, 2000, Inca Pacific had a loss of $2,617,586 compared with a loss of $2,021,162 for 1999. General and administrative expenses increased by $188,139 due mainly to significant increases in investor relations and legal expenses. Investor relations' expense increased by $105,515 due to a greater need to increase shareholder awareness of exploration results. Towards this end, the Company participated in several mining conferences, and also provided informational presentations to potential investors. The increase in legal expense of $55,557 was due to expenses incurred in the formation of Ancash Cobre S.A., a new Peruvian subsidiary to which the Magistral Property was assigned. Increases in other general and administrative expenses were due to the increase in overall activity by the Company during the 2000 fiscal year.

Following cessation of exploration activity at Cerro Oro and Querocoto, the Company elected to write-off acquisition and exploration costs, net of recoveries, incurred on those properties in the aggregate of $1,995,908. A total of $1,397,957 was written-off on Cerro Oro, $552,148 was written off on Querocoto and $45,803 was written off on other properties.

Investment income increased by $11,741 over 1999 due to the larger amount of cash reserves held by the Company during 2000. A foreign exchange loss of $129,599 was incurred compared to a gain of $240,297 in 1999. The loss is due to the decrease in the value of the Peruvian sole.

Financial Condition and Liquidity

The Company at present has no income from operations and none is likely in the near future. The Company is therefore dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. There can be no assurance that the Company will be successful in raising the required financing.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes and events could materially affect the financial performance of the Company. The Company's only current source of income (interest on its cash reserves) has been adversely affected by the current low interest rates and management does not expect this to change in the immediate future.

The Company's working capital as at November 30, 2001 was $712,319 compared to a working capital of $1,033,871 as at November 30, 2000. The decrease in working capital was due to increased expenditures on its Peruvian properties.

The Company's working capital as at November 30, 2000 was $1,033,871 compared to a working capital of $303,744 as at November 30, 1999. The increase in working capital was due to proceeds received from the issuance of common shares in 2000.

As at November 30, 2001, the Company had deferred expenditures on mineral properties, net of recoveries and write-offs, of $5,363,279. As at November 30, 2000, the Company had deferred expenditures on mineral properties, net of recoveries and write-offs, of $4,697,862. During 2001, the Company wrote-off $418,401 in acquisition and exploration costs due to the cessation of exploration activity on the Chota and Pasacancha properties.

The Company's share capital at November 30, 2001 was $14,499,774, compared to $13,814,622 at November 30, 2000. Increases in shareholders' capital resulted from the issuance of common shares. The Company's deficit was $8,904,209 as at November 30, 2001 and was $8,039,139 as at November 30, 2000.

For the year ended November 30, 2001, the Company spent, after allowing for changes in non-cash working capital items, $451,825 on operating activities compared to $754,786 for the year ended November 30, 2000 due mainly to significant decreases in legal, office, administration and travel expenses.

As at November 30, 2001, November 30, 2000 and November 30, 1999 the Company had no bank loans or long term debt outstanding.

During the fiscal year ended November 30, 2001 the Company completed one private placement for proceeds net of share issue costs, of $500,820. The Company also received cash proceeds of $ 99,680 from the exercise of warrants and stock options. Subsequent to the year-end the Company completed a private placement for cash proceeds, net of share issue costs, of $495,850.

During the fiscal year ended November 30, 2000, the Company completed two private placements and issued an aggregate of 2,635,000 units for proceeds, net of share issue costs, of $1,227,063. The Company also received $642,108 from the exercise of warrants and stock options.

For the fiscal year ended November 30, 2001, the Company spent a net aggregate of $1,255,248 on investing activities, comprised of exploration expenditures incurred on its Peruvian properties of $1,270,160 less the proceeds from the sale of capital assets of $14,912.

For the fiscal year ended November 30, 2000, the Company spent a net aggregate of $463,604 on investing activities, comprised of exploration expenditures incurred on its Peruvian properties of $765,163,

the purchase of capital assets of $8,567 less the proceeds from the sale of marketable securities of $259,552 and from the sale of capital assets of $50,574.

As a result of the above activities the Company's cash position as at November 30, 2001 was $825,698 and as at November 30, 2000 was $1,436,421.

Outlook

The Company plans to remain focused on exploration opportunities in Peru. Year end working capital plus the proceeds of a private placement subsequent to the year end are considered to be sufficient to maintain these activities for at least 18 months. However, continued capital losses are expected until one or more of the Company's projects attain commercial production.

Other

Grant of Incentive Stock Options

During the year ended November 30, 2001, 430,000 incentive stock options were granted by the Company at a price of $0.33 per share. These options expire June 5, 2006.

Investor Relations

During the year ended November 30, 2001, the Company incurred a total of $178,154 on promotional and investor relation's activities, as follows:

Conferences, trade shows and publications	$	21,527
Printing and miscellaneous		28,562
Travel expense		35,487
Investor relations fees paid to consultants		19,078
Investor relations fees paid to a company controlled by a director		60,000
Investor relations fees paid to a director		13,500
	$	178,154

3. **Financings, Principal Purpose and Milestones**

During the year ended November 30, 2001, the Company raised a total of $600,500 pursuant to the completion of a private placement and the exercise of stock options and warrants. These funds together with funds on hand will be used by the Company to fund further exploration and development work on its Peruvian properties and for general working capital purposes.

The Company's Magistral discovery which began to unfold in the year 2000, and continued with an aggressive 15,000 meter drill program during the year in review, is the product of a little luck and a risk management strategy that Inca Pacific implemented in 1999. In the face of a bear market, and determined to capitalize on six years of experience in Peru, Inca Pacific, in the main, elected to develop projects through the initial stages of acquisition, staking, and prospecting, and thereafter joint venturing these prospects in order to share the risk of costlier later stage exploration.

This year our Magistral joint venture partner, Antofagasta Plc., through its wholly owned Peruvian subsidiary, Anaconda Peru S.A. vested with a 51% interest in the Magistral Property. In accomplishing this they have not only invested US$5,141,000, but also completed 24,480 metres of diamond drilling, paid Banco Minero de Peru US$500,000 and delivered a preliminary economic assessment of the project. In April 2002, Anaconda Peru S.A. may elect to proceed to a 65% interest by completing a bankable feasibility study on Magistral within two years.

Combining the Magistral campaign with other active projects in Peru, Inca Pacific has seen CDN$14,000,000 in exploration expenditures on its properties over the last 3 years. This sum exceeds the current market capitalization of the Company. In addition to Magistral, Inca Pacific projects drilled in 2001 included the Santo Domingo tin prospect in Puno Dept. (2,900 metres), and the Cueva Blanca gold prospect in Lambayeque Dept. (2,500 metres).

The Santo Domingo project is a joint venture with the Peruvian tin producer, Minsur. The target of the program is modeled after Minsur's highly profitable San Rafael Mine, which is the highest grade tin mine in the world and over the last decade one of the most profitable mines in Latin America. This year's four hole drill program did not encounter San Rafael style mineralization but did provide a greater understanding of the vein systems thus helping to guide future work.

At Cueva Blanca, St. Elias Mines Ltd. completed a 2,500 metre reverse circulation drill program (21 holes) and 3,000 metres of trenching at Zona Verde. The program established the presence of anomalous gold over a strike length of at least 4 kilometres along a structural corridor up to 1 kilometre wide. Assay results of the RC drilling program were generally low. St. Elias believes that there may have been a problem recovering gold using the reverse circulation method. A follow-up diamond drill program is planned for 2002.

4. Liquidity and Solvency

Management believes that the Company has sufficient working capital on hand to meet its ongoing obligations as they come due.